**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 18, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Covidien plc**

**File No. 001-33259 - CF# 29105**

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     Covidien plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 15, 2012.

     Based on representations by Covidien plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

         Exhibit 10.20        through September 27, 2013

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Daniel Morris
         Special Counsel